UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☒  Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended:  December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GeneLink, Inc.

Full Name of Registrant

8240 Exchange Dr. Suite C1

Address of Principal Executive Office (Street and Number)

Orlando, FL  32809

City, State and Zip Code

PART II -RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On March 5, 2012, GeneLink, Inc. (the “Company”) was notified that the Public Company Audit Oversight Board (“PCAOB”) announced that it had suspended for one year the registration of Buckno Lisicky & Company, P.C. (“Buckno”), the Company’s prior independent registered accountants, for failure to timely file 2010 and 2011 annual reports with the PCAOB. In light of the foregoing actions by the PCAOB, on March 5, 2012, Buckno resigned as the Company independent registered auditor and its resignation was accepted by the Company's Audit Committee

On March 14, 2012, the Company engaged Cross, Fernandez and Riley, LLP (“CFR”), an independent member of the BDO Seidman, LLP Alliance network of firms, to be the Company’s independent registered public accounting firm as approved by Audit Committee and ratified by the Board of Directors

Due to the required change in independent accountants and the requirement to have the Company's financial statements for the fiscal year ended December 31, 2010 re-audited, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 in a timely manner.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bernard L. Kasten	800	558-4363
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENELINK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012	By:	/s/ Bernard L. Kasten, Jr., M.D.
Bernard L. Kasten, Jr., M.D.
Chief Executive Officer